October 16, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 4561
Attention: Mr. Kevin W. Vaughn, Accounting Branch Chief

RE:	Greenhill & Co., Inc.
Form 10-K for the year ended December 31, 2005
Filed March 2, 2006
File No. 001-32147

Dear Mr. Vaughn,

Greenhill & Co., Inc. (the “Company”) has received and reviewed the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Kevin W. Vaughn, Accounting Branch Chief, dated October 2, 2006, regarding the Staff’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comment, as set forth below. For the convenience of the Staff, the Staff’s comment has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Form 10-K filed March 2, 2006

Consolidated Statements of Income, page F-6

1.	Please refer to prior comment 1. We believe that your financial statement presentation should comply with Article 5 of Regulation S-X, which requires a presentation of cost of revenues. Please revise to separately present cost of revenues and to present interest income as a component of non-operating income on your Statement of Income. If you believe compliance with this requirement would result in an undue financial burden, please quantify the estimated expense you would incur to become compliant with the reporting presentation of Article 5 of Regulation S-X, and we will consider relief from this presentation requirement.

2.	Please refer to prior comment 1. In order to provide further clarification to your response, please tell us whether you track aggregate costs, directly and indirectly attributable to your combined revenue stream.

Response:

We do not track and have not historically tracked aggregate costs by revenue stream. We do not have accounting and other systems in place to permit us to track costs by revenue stream. We do not utilize such information in the management of our company or in our business planning.

The largest component of our costs is compensation. As mentioned in our previous letter, employees may work in both the financial advisory and merchant banking areas, and they do not record, nor are they compensated on the basis of, the number of hours spent on each (nor are our revenues a function of the number of hours spent by our employees on activities in any particular area). To comply with your request to revise our financial disclosures and present cost of revenue data it would be necessary for us to develop a methodology to allocate compensation costs to each revenue stream. Law and accounting firms do this by requiring their employees to report the time spent on each project; this makes sense for them because their revenues are a function of the number of hours spent on a project. Our revenues are not a function of hours spent, nor is compensation awarded on that basis. We do not bill for our services based on the time incurred by our employees to provide the service. A simple time reporting system, therefore, would not permit us to do an accurate allocation of compensation costs. Compensation is awarded on the basis of a number of subjective factors which we do not believe are capable of being captured in a reliable manner in an auditable cost allocation system.

We also do not have systems or the necessary personnel in place to permit us to track non-compensation expenses by revenue stream.

To develop a system which would permit allocation of compensation and non-compensation costs, we believe, would require a quite considerable expense, both in terms of the capital expenditures required to develop systems and software but also to devise methodologies that accurately allocate expenses. While we have not obtained vendor quotes, we estimate that the development and implementation of such a system, which would need to be customized for our business, could cost well in excess of $1.0 million. Considerable management time would need to be allocated to the development of methodologies of allocating expenses. To maintain a computer system capable of identifying and tracking costs on a more specific basis we would be required to hire additional information technology personnel. Further, it would be necessary for us to hire additional accounting personnel or engage outside consultants to document our cost allocation process, develop financial controls, analyze the data and properly record it in our books and records. Additionally, due to the requirements of Sarbanes-Oxley Act of 2002, it would be necessary for us to test on an ongoing basis the cost allocation systems to ensure our internal controls over the financial reporting of this cost information was operating effectively. Finally, our independent auditors would be required to expand further their review of our control procedures and we would incur additional audit expense. In aggregate, we estimate that our upfront costs of the system development and implementation could be well in excess of $1.0 million and our annual recurring costs for system maintenance, employee staffing and benefit costs, third party consulting and auditing costs would range between $1.0 million to $3.0 million. (These amounts are incremental to the amounts we currently spend (and would be required to continue to spend) to maintain our existing accounting and financial reporting system in order to meet our ongoing regulatory reporting requirements and to manage our business.)

In addition to the out-of-pocket costs we would incur to develop and operate the information systems described above, we would suffer an opportunity cost, which is not quantifiable, associated not only with the time and effort required by our employees to establish and monitor the reliability and accuracy of expense allocation methodologies and to record and process this information but also with the associated reduction in the time our employees focused on revenue producing activities.

Moreover, since we do not have any historical information which would permit us to make a cost allocation for prior periods, we would be unable to present financial statements for historical periods in compliance with your request.

Finally, we believe our current presentation of revenue information is consistent with the guidance of the AICPA Audit and Accounting Guide, Broker Dealers in Securities, and that used by our competitors. Changing this presentation would mean that our financial statements would no longer be entirely comparable to those of our competitors.

In summary, the Company does not account for costs based upon its revenue streams. We estimate the costs of the development and implementation of a system to measure cost of revenues could be in excess of $1.0 million and future recurring annual costs would be several million. These out-of-pocket costs along with the associated opportunity cost, in our view, would result in an undue financial burden to the Company. Even if we were to implement such systems, we would not utilize the information generated by such systems in our business and financial planning since our business model does not require such information. As a result, a presentation of cost of revenues would not be consistent with the way we manage our business and communicate with our shareholders and we do not believe it would be meaningful to the users of our financial statements.

Acknowledgement

In connection with the Company’s response to the Staff’s comment, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact the undersigned at (212) 389-1516. Facsimile transmissions may be sent to the undersigned at (212) 389-1716.

Very truly yours,

Greenhill & Co., Inc.

By:	/s/ Harold J. Rodriguez, Jr.

Harold J. Rodriguez, Jr.
Chief Accounting Officer